Exhibit 1

For Release

Compugen Reports First Quarter 2011 Financial Results

Corporate Overview and Status to be Presented in Webcast Today at 10 AM EDT

Tel Aviv, Israel, May 11, 2011 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the first quarter ending March 31, 2011.

Dr. Anat Cohen-Dayag, president and CEO, stated, "Compugen continues to advance its Pipeline Program, targeting the development of superior therapeutic products for important unmet medical needs.  As previously disclosed, although our underlying predictive discovery infrastructure is broadly applicable for biological therapeutics and molecular diagnostics, our current focus is on monoclonal antibody ("mAb"), protein and peptide therapeutics in the fields of oncology and immunology, including both autoimmune and inflammatory conditions. Currently, there are more than 30 candidates at various stages of evaluation. In addition to our efforts in advancing this early stage therapeutic pipeline, we continue to undertake additional candidate discovery programs to both increase the number of candidates in the Pipeline and replace those that fail.  And, to maintain our leadership position in predictive discovery, our research team continues to enhance our unique discovery infrastructure through the development of additional algorithms and platforms."

Martin Gerstel, Compugen’s chairman, added, "As exemplified in our recent press release describing our broad capabilities in the discovery of superior targets for mAb therapy in cancer, and as illustrated by our existing Pipeline Program to be reviewed in today's webcast, we are finding that the ability to systematically address unmet medical needs through the combined utilization of a number of distinct, but mutually supporting methodologies, all of which are predictive based, is proving to be a major competitive advantage for our Company."

As previously stated, our quarterly results are, and will continue to be, subject to substantial fluctuations.  No revenues were recorded for the first quarter of 2011 compared with $125,000 for the first quarter of 2010.

The net loss for the most recent quarter was $1.9 million (including a non-cash expense of $379,000 related to stock based compensation), or $0.06 per share, compared with a net loss of $2.7 million (including a non-cash expense of $911,000 related to stock based compensation), or $0.08 per share, for the corresponding quarter of 2010.

Research and development expenses were $1.7 million for the first quarter of 2011 and $1.6 million for the first quarter of 2010 and remain the Company’s largest category of expense. The amount for the first quarter of 2011 is before the deduction of $48,000 of governmental and other grants; no grants were recognized for the first quarter of 2010.

As of March 31, 2011, Compugen had $25.5 million in cash and cash equivalents and short-term bank deposits, compared with $21.8 million as of December 31, 2010. These amounts do not include the market value of the Evogene shares held by the Company.

Conference Call and Webcast Information
The Company will host a live webcast and conference call at 10:00 AM EDT on Wednesday, May 11, 2011 to review first quarter 2011 results and to present a corporate overview and status slide presentation focusing on the Company’s Pipeline Program.

The live webcast can be accessed from Compugen’s website (www.cgen.com) or at this link. The audio portion will also be available via conference call, which can be accessed by dialing 1-888-407-2553 from the US, or +972-3-918-0610 internationally.

The presentation slides will be available under corporate presentations on the financial reports page of the investors section of the Compugen website (www.cgen.com) or at this link.  After clicking on the link, please enter your information, and then please select the second option "Web Participant Application".  For support, please call +972-3-925-6000.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-295-2634 from the US or +972-3-925-5928 internationally. The replay will be available through May 14, 2011.

(Tables to follow)

About Compugen
Compugen is a leading drug and diagnostic discovery company providing novel product candidates addressing important unmet therapeutic and diagnostic needs to pharmaceutical, biotech and diagnostic companies under milestone and royalty bearing or other revenue sharing agreements. Unlike traditional high throughput trial and error experimental based discovery, Compugen's discovery efforts consist of in silico (by computer) hypothesis-driven product candidate prediction and selection followed by in vitro and in vivo experimental validation. Compugen' unique in silico prediction and selection capabilities are based on a broad and continuously growing infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology tools.  Industry collaborations may be entered into before product candidate discovery is undertaken pursuant to "discovery on demand" type arrangements, or with respect to existing product candidates, can be initiated prior to, or at the proof of concept stage, or after selected preclinical activities have been undertaken by Compugen.  In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE:EVGN.TA), to utilize certain of the Company's in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31
	2011	2010
	Unaudited	Unaudited

Revenues	-	125
Research and development expenses	1,691	1,635
Less: governmental and other grants	(48)	-
Research and development expenses, net	1,643	1,635
Marketing and business development expenses	148	188
General and administrative expenses	643	1,020
Total operating expenses *	2,434	2,843

Operating loss	(2,434)	(2,718)
Financial income (expenses), net	294	(1)
Other income	240	-
Net loss	(1,900)	(2,719)
Basic and diluted net loss per ordinary share	(0.06)	(0.08)
Weighted average number of ordinary shares outstanding	34,091,738	33,010,196

* Includes stock based compensation

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2011	2010
	Unaudited	Audited
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	25,532	21,824
Restricted cash	99	684
Trade receivables	-	21
Accounts receivable and prepaid expenses	840	548
Receivables from funding arrangement	-	5,000
Total current assets	26,471	28,077

Long-term investments
Investment in Evogene	5,794	6,227
Long-term prepaid expenses	70	64
Severance pay fund	1,535	1,510
Total long-term investments	7,399	7,801

Property and equipment, net	557	580
Total assets	34,427	36,458

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	1,596	2,441
Total current liabilities	1,596	2,441

Long-term liabilities
Research and development funding arrangement	4,213	4,037
Accrued severance pay	1,699	1,695
Total long-term liabilities	5,912	5,732

Total shareholders’ equity	26,919	28,285
Total liabilities and shareholders’ equity	34,427	36,458